SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Dionics, Inc.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

254547 10 2
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(CUSIP NUMBER)

Li Xiaoling
Shangrao Bai Hua Zhou Industrial Co., Ltd.
8 Ji Yang Road, Xinzhou District
Shangrao City Jiangxi Province, PRC 334000
86 793 8070319
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 29, 2012
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

254547 10 2

1	NAME OF REPORTING PERSONS Li Xiaoling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,800,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 529,800,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,800,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.00%*
14	TYPE OF REPORTING PERSON IN

*     Based upon 47,883,290 shares of the Issuer's common stock outstanding as of June 29, 2012, plus an additional 509,800,000 issuable upon conversion of the Issuer’s Series A Convertible Preferred Stock.

Item 1. Security and Issuer

This statement relates to the acquisition by Li Xiaoling (the “Reporting Person”) of 20,000,000 shares of the common stock, $.01 par value (the "Common Shares")and 50,000 shares of Series A Convertible Preferred Stock $.01 par value(the “Preferred Shares”), of Dionics, Inc., (the "Issuer"), having its principal executive offices at 8 Ji Yang Road, Xinzhou District, Shangrao City,Jiangxi Province, People’s Republic of China (“PRC”)334000. The Common Shares and the Preferred Shares are referred to collectively as the “Shares”).

Item 2. Identity and Background

(a) The reporting person for purposes of this statement is Li Xiaoling.

(b) The business address of the Reporting Person is c/o Shangrao Bai Hua Zhou Industrial Co., Ltd., 8 Ji Yang Road, Xinzhou District, Shangrao City    Jiangxi Province,  People’s Republic of China 334000.

(c) The Reporting Person's principal business is commercial landscaping in East China through the Issuer’s variable interest entity, Shangrao Bai Hua Zhou Industrial Co., Ltd., a PRC company, of which she is the sole shareholder She also is the Chair of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds

      The Shares were acquired by the Reporting Person in exchange for all of the outstanding shares of Bai Hua Zhou Green Resources (China) Investment Group Limited, a British Virgin Islands company (“Baihuazhou”), pursuant to a Share Exchange Agreement dated as of January 30, 2012, as amended, by and among the Issuer, Shangrao Bai Hua Zhou Industrial Co., Ltd.(“Shangrao”), the Reporting Person as the sole shareholder of Shangrao and Martian Investment Limited, of which the Reporting Person is the sole shareholder (the “Share Exchange Agreement”).

Item 4. Purpose of Transaction

(a)	The Reporting Person does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) The Reporting Person does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) The Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) The Reporting Person does not have any plan or proposal to change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as disclosed in Item 2.01 of the Issuer’s Current Report on Form 8-K filed on July 6, 2012 (the “Form 8-K”) under the caption “Directors and Executive Officers,” which is incorporated herein by reference.

      (e) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy, except for a recapitalization, which may include a reverse split of the Issuer’s common stock, that would increase the number of the Issuer’s authorized shares of common stock so that the Issuer would have sufficient authorized but unissued shares of common stock available to issue upon conversion of the Preferred Shares (a ”Conversion Event”).  The Issuer’s authorized common stock consists of 50,000,000 shares, of which 47,883,290 shares are outstanding, including 20,000,000 shares issued to Martian Investment Limited, a British Virgin Islands company owned by the Reporting Person, in connection with the Issuer’s acquisition of Bai Hua Zhou Green Resources (China) Investment Group Limited, a British Virgin Islands company (“Baihuazhou”). Since the Share Exchange Agreement contemplated that upon the completion of the acquisition of Baihuazhou the Reporting Person as the beneficial owner of Baihuazhou would own shares of the Issuer representing 95% of the outstanding shares of the Issuer, the Issuer also issued the Preferred Shares to Martian Investment Limited which are automatically convertible into an additional 508,600,000 shares of common stock upon the filing of a certificate of amendment to the Issuer’s certification of incorporation in connection with a Conversion Event.

      (f) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) The Reporting Person does not have any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) The Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) The Reporting Person does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person owns an aggregate of 20,000,000 shares of the Issuer’s common stock, plus 50,000 shares of the Issuer’s Series A Convertible Preferred Stock which are automatically convertible into an additional 509,800,000 shares of the Issuer’s common stock upon the occurrence of a Conversion Event, constituting approximately 95.00% of the voting securities of the Issuer outstanding as of June 29, 2012.

      (b) The Reporting Person has the sole power to vote or direct the vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

      (c) Except for the acquisition of the Shares pursuant to the Share Exchange Agreement, the Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No person other than the Reporting Person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

Exhibit No. 1.
Description

Share Exchange Agreement dated as of January 30, 2012, as amended, by and among the Issuer, Shangrao Bai Hua Zhou Industrial Co., Ltd.(“Shangrao”), the Reporting Person as the sole shareholder of Shangrao, and Martian Investment Limited, of which the Reporting Person is the sole shareholder (incorporated by reference to Exhibits 2.1, 2.2 and 2.3 to the Issuer’s Current Report on Form 8-K filed on July 6, 2012).

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

July 16, 2012
/s/ Li Xiaoling
Li Xiaoling